Mail Stop 3561

January 7, 2009

Michael C. Nahl
Executive Vice President and Chief Financial Officer
Albany International Corp.
1373 Broadway
Albany, NY 12204

> **Re: Albany International Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 26, 2008**
> **File No. 1-10026**

Dear Mr. Nahl:

We have reviewed your letter dated November 11, 2008 and have the following comment. Please feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A

Benchmarking and Use of Consultant, page 22

1. We note your response to comment 11 of our letter dated October 14, 2008. In future filings, please state in your disclosure, if true, that the specific survey participants were not identified to the Compensation Committee. If in the future the participants were to be identified to the Committee, then you would need to identify them.

*   *   *

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or in her absence Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David I. Gottlieb, Esq.
        Cleary Gottlieb Steen & Hamilton LLP
        Facsimile No. (212) 225-3999